Exhibit 12.1

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Three Months
	Ended	Year Ended December 31,
	March 31, 2017	2016	2015	2014	2013	2012
	(In thousands, except ratio amounts)

Earnings:
Pre-tax income from continuing operations (including gain/loss on disposal of hotel properties)	$22,943	$209,504	$180,686	$137,625	$107,622	$44,831
Fixed charges	14,865	60,973	58,715	59,990	66,268	85,831
Amortization of capitalized interest	18	73	29	1	—	—
Capitalized interest	—	—	(1,774)	(1,134)	—	—
Earnings	$37,826	$270,550	$237,656	$196,482	$173,890	$130,662

Fixed charges:
Interest expensed (including discontinued operations)	$14,328	$58,820	$54,788	$56,810	$64,721	$84,997
Capitalized interest	—	—	1,774	1,134	—	—
Estimated interest component of rental expense	537	2,153	2,153	2,046	1,547	834
Fixed charges	14,865	60,973	58,715	59,990	66,268	85,831
Distributions to preferred unitholders	—	—	—	—	—	—
Combined fixed charges	$14,865	$60,973	$58,715	$59,990	$66,268	$85,831

Ratio of earnings to combined fixed charges and preferred unitholder distributions	2.54	4.44	4.05	3.28	2.62	1.52